NORTHGATE REVISES FOURTH QUARTER METAL PRODUCTION FORECAST

VANCOUVER, November 29, 2007 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) today announced an update of its fourth quarter 2007 metal production at Kemess South, reflecting ore scheduling changes necessitated by the realignment of a portion of the ramp system in the west-end of the Kemess pit. This realignment was initiated to remediate localized cracking and deterioration in a 150-metre section of the ramp. As a result of the realignment work, there will be a delay in accessing high-grade gold ore that was originally scheduled to be milled in December. Mill feed for December will now be sourced from the high copper, low gold supergene ore stockpile. Subsequently, mill feed for January will come from hypogene ore stockpiles and hypogene ore production in the eastern end of the open pit.

As a result of rescheduling ore feed to the mill, fourth quarter 2007 gold production is now forecast to be 45,000 ounces instead of the previously released figure of 65,000 ounces and copper production is forecast to increase to 21 million pounds compared to the previous guidance of 17 million pounds. Revenues for the quarter will not be materially different than they would have been under the original production plan, but Kemess’ net cash cost of gold production during the fourth quarter will be substantially lower than originally forecast due to the additional copper production and lower gold production. The net cash cost for the quarter is now projected to be negative $215 per ounce assuming an average copper price of $3.20 per pound and a Canadian/US dollar exchange rate of $1.02.

Realignment of the ramp is expected to be completed in January and milling of the higher-grade gold ore originally scheduled for December 2007 is now scheduled to occur in March 2008.

Northgate plans to release final Kemess South metal production figures for 2007 and metal production and cash cost guidance for 2008 in mid-January 2008.

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com